Exhibit 1

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE MASTER FUND, LP

Purchase of Common Stock	8,426	17.9371	02/21/2025
Purchase of Common Stock	8,426	17.9371	02/21/2025

VOSS CAPITAL, LP
(Through Separately Managed Accounts)

Purchase of Common Stock	6,099	19.9048	01/22/2025
Purchase of Common Stock	23,864	19.4158	01/23/2025
Purchase of Common Stock	25,000	19.4551	01/23/2025
Purchase of Common Stock	15,400	19.3982	01/28/2025
Purchase of Common Stock	9,972	18.4350	02/03/2025
Purchase of Common Stock	10,000	18.7815	02/03/2025
Purchase of Common Stock	14,628	18.8945	02/04/2025
Purchase of Common Stock	25,000	18.9513	02/04/2025
Purchase of Common Stock	20,037	18.2000	02/07/2025
Purchase of Common Stock	10,000	18.1850	02/19/2025
Purchase of Common Stock	6,099	18.3377	02/19/2025
Purchase of Common Stock	25,000	17.8800	02/21/2025